UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

May 15, 2015

To whom it may concern

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Address:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Security Code:	8411 (Tokyo Stock Exchange 1st Section)

Regarding Dividend (Fiscal Year-end Dividend)

for the Fiscal Year Ended March 31, 2015

Mizuho Financial Group, Inc. (MHFG) hereby announces that its Board of Directors has resolved today to increase the fiscal year-end dividends per share for its common stock by 0.50 yen from its most recent dividend estimates and pay the dividends as stated below. The record date for such dividends is March 31, 2015.

1. Dividend Detail

	Determined amount	Most recent dividend estimates (announced on January 30, 2015)	Actual dividends for previous fiscal year (ended March 31, 2014)
Record date	March 31, 2015	March 31, 2015	March 31, 2014
Dividend per share	¥4.00	¥3.50	¥3.50
(Annual dividend)	(¥7.50)	(¥7.00)	(¥6.50)

Total amount of dividends	¥98,452 million	—	¥88,012 million

Effective date	June 4, 2015	—	June 24, 2014
Source of dividends	Retained earnings	—	Retained earnings

2. Reasons

We are pursuing “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. As a new policy to return profits to shareholders, starting from fiscal 2014, we have introduced a “steady dividend payout” policy setting a “dividend payout ratio on a consolidated basis of approximately 30%” as a guide for our consideration.

Based on the policy, considering the financial results for fiscal 2014 and other factors, we determined the fiscal year-end dividend per share for common stock to be 4.00 yen, an increase of 0.50 yen from our most recent dividend estimates. As a result, annual dividends for the fiscal year ended March 31, 2015 will be 7.50 yen per share of common stock, an increase of 1.00 yen from the previous fiscal year.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Division
Public Relations Department
Tel: 81-3-5224-2026